Exhibit 99.1

Australia: Total takes a stake in four deep offshore exploration blocks
Paris, May 24, 2006 — Total announces the signature of two agreements to participate in the exploration of four offshore blocks situated to the northwest of Australia.
Under the terms of one agreement with the Australian company BHP Billiton, Total takes a 25% interest in the WA-301-P exploration block. BHP Billiton is the operator with a 50% interest and is partnered with the Chinese company CNOOC, also holding a 25% stake.
Total has also signed an agreement with BHP Billiton (operator, 25%) and Kerr-McGee (25%) to take a 25% interest in the exploration blocks WA-303-P, WA-304-P and WA-305-P. CNOOC also holds a 25% stake in these permits.
These four blocks are situated between 300 and 400 kilometres from the shore in water depths ranging from 1,000 to 3,000 metres. Exploration activities are planned starting in 2007.
These new interests illustrate Total’s commitment to continue strengthening its presence in Australia, where it is already conducting exploration operations in four deep offshore blocks.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com